FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

March 1, 2006

Mr Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir,

In accordance with Circular 660 of the Superintendency, I wish to inform you of the following material information.

The Board of Directors of the Company agreed, at its ordinary meeting held yesterday, and in compliance with the Dividend Policy for 2005, to propose to the Annual Shareholders' Meeting of Endesa Chile, to be held on March 21, 2006, the distribution of a final dividend of Ch$ 5.82 (five Chilean pesos and eighty two cents) per common share. If approved, this dividend will be paid on March 30, 2006.

Yours sincerely,

Rafael Mateo A.
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: March 1, 2006	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer